HA Sustainable Infrastructure Capital, Inc. One Park Place, Suite 200 Annapolis, Maryland 21401

April 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	HA Sustainable Infrastructure Capital, Inc.

Registration Statement on Form S-4

File No. 333-286234

Filed March 28, 2025

Ladies and Gentlemen:

This letter is being sent to you in connection with the above referenced Registration Statement filed by HA Sustainable Infrastructure Capital, Inc. (the “Company”) and the subsidiary guarantors that are co-registrants named therein with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offers to exchange $1,000,000,000 aggregate principal amount of the Company’s 6.375% Green Senior Unsecured Notes due 2034 (together with the related guarantees, the “Exchange Notes”) that will be registered under the Securities Act pursuant to the Registration Statement for any and all of the Company’s 6.375% Green Senior Unsecured Notes due 2034 issued in transactions exempt from registration under the Securities Act on July 1, 2024 and December 12, 2024 (together with the related guarantees, the “Original Notes”). The offers to exchange are referred to as the “exchange offer.”

The Company is registering the exchange offer in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the exchange offer will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company is making each person (including any broker-dealer) participating in the exchange offer aware, through the prospectus for the exchange offer or otherwise, that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer (a) cannot rely on the position of the Staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

In addition, the Company will include in the transmittal letter or similar documentation a statement to the effect that, by accepting the exchange offer (a) an exchange offeree that is not a broker-dealer represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and (b) an exchange offeree that is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the exchange offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will commence the exchange offer for the Original Notes after the Registration Statement is declared effective by the Staff of the SEC. The exchange offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

Please do not hesitate to call Robert M. Worden, Esq., of Clifford Chance US LLP at (212) 878-4970 if you have any questions regarding this letter.

Very truly yours,

HA Sustainable Infrastructure Capital, Inc.

By:	/s/ Charles W. Melko
Name: Charles W. Melko
Title: Chief Financial Officer, Treasurer and Executive Vice President

cc:

Andrew S. Epstein, Esq.

Robert M. Worden, Esq.

Clifford Chance US LLP